ANNUAL REPORT

HERB 2023-2024

HUMANOID INC

formerly Yasheng Group

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31,2024

(Mark one.)

Form C: Offering Statement

Form C-U: Progress Update

Form C/A: Amendment to Offering Statement

☐ Check box ifAmendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of issuer

HUMANOID INC
 formerly Yasheng Group

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Colorado

Date of organization

02-12-2004

Physical address of issuer

710 Lakeway Drive , Suite 200
Sunnyvale , CA 94085

Website of issuer

www.yashenggroup.com

Current number of employees
= 255

CONSOLIDATED STATEMENTS	Most recent fiscal year-end December 31, 2024	Prior fiscal year-end December 31, 2023
Total Assets	$ 290,247,864	$ 274,748,667
Cash & Cash Equivalents	$ 8,529,910	$ 6,077,285
Accounts Receivable	$1,454,901	$1,276,229
Total current liabilities	4,259,097	$ 3,917,009
Long-term payable	$1,905,860	$1,850,350
Revenues/Sales	24,148,381	$ 21,136,832
Cost of Goods Sold	16,069,190	$14,095,781
Net Income	8,069,285	$ 7,016,771

March 31, 2025

Form C-AR

HUMANOID INC
formerly Yasheng Group

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by **HUMANOID INC** formerly Yasheng Group, a Colorado corporation (the "Company," as well as references to"we," "us," or "our") for the sole purpose of providing certain informatio n about the Company asrequired by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.yashenggroup.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is   March 31, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historicalfact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature off future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could afect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respectsfrom the performance projected in theseforward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating andfinancial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update anyforward-looking statement, whether as a result of new information, future developments or otherwise, except as maybe required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

HUMANOID INC formerly Yasheng Group(the "Company" or "HERB") is a Colorado corporation,incorporated/formed on 5-6-2004 .

The Company's headquarters is located at 710 Lakeway Drive , Suite 200 Sunnyvale , CA 94085

The Company's website is www.yashenggroup.com. The information available on or through our website is not a part of this Form C-AR.

The Business

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "HERB" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker - dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a _stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Efect ofAmended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2- 11 under the Exchange Act ("Rule 15c2- 11," the "Amended Rule 15c2- 11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2- 11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. abid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2- 11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2- 11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

Risk Factors

Risks Related to the Company's Business and Industry

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID- 19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number ofh ospitalizations and deaths and has significantly adversely impacted global commercial activity andc ontributed to both volatility and material declines in equity and debt markets. The global impact oft he outbreak is rapidly evolving, and many national, state, and local governments have reacted byi nstituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force,
remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID- 19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports,entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and

potentially disrupt, the operations of the Company. As COVID- 19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID- 19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID-19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID- 19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likelywill a dversely impact the business and operations of the Company and therefore the business and

operations of the Company. Certain businesses and activities maybe temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID- 19 on the health ofkey personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies maybe changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any oth erkey personnel could harm the Company's business, financial condition, cash flow and performa nce.Accordingly, you should not invest in the Company unless you are willing to entrust all aspect s of themanagement of the Company and the investment decisions we make on the behalf of the Comp any.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to

those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have noway to guarantee key personnel will stay with the Company, as manys tates do not enforce non- competition agreements, and therefore acquiring key man insurancew ill not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to abroad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted maybe adverse to our interests or maybe inaccurate, each of which may harm our performance, prospects or business. The harm maybe immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

We do not expect to pay dividends in the foreseeable future. Any return on investment maybe limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock maybe less valuable because a return on your investment will occur only if our stock price appreciates.

BUSINESS

HUMANOID INC formerly Yasheng Group, headquartered in Colorado, is a diversified corporation w ith a global footprint,engaging in operations across the United States, China, and the Philippines. T he company spans fourprimary sectors: Mining, Agriculture, Biotechnology, and Blockchain + IoT, showcasing itscommitment to innovation and sustainable development.

Agriculture Division: **HUMANOID INC** formerly Yasheng Group stands out as a leader in th e agriculture industry, specializing in the cultivation, processing, and distribution of a wide range of agricultural products.With over 40 years of experience, the company has honed its expertise in organic and ecologicalfarming practices. It focuses on producing desert wild plants and agro-byproducts, primarily inNorthwest and South China, across three main categories: fresh fruits, specialty crops, and seeds.

HUMANOID INC formerly Yasheng Group has transformed desertification areas into lush ecological environments, planting overb 200,000 acres of desert wild plants. Its diverse product range includes notable items like Cistancheherba, seabuckthorn, wolfberry, and licorice, among others. Leveraging large food-grade cold storagefacilities in Shanghai, Guangzhou, and Qingdao, the company efficiently supplies products to majorChinese supermarket chains and exports to 15 coun tries worldwide, significantly contributing to theglobal agriculture market.

Biotechnology Sector: In the realm of biotechnology, Yasheng Group excels as a manufacturer and supplier of nutrition and healthcare products. The company's biotechnological efforts are grounded in advanced research and development, encompassing bioengineering, health food production, and the deep processing of herbal and medicinal products. Its facilities are equipped for a wide range of scientific endeavors, including phytochemistry, analytical research, and the synthesis of natural herb antibodies. Emphasizing quality and traceability, Yasheng Group's biotechnological products adhere to international standards, with certifications such as ISO, HACCP, Halal, and Kosher.

International Trading Business: Leveraging the extensive international expertise of ShanghaiYan boo Trading Co., Ltd., our firm capitalizes on the trade management's robust import-oriented resources. Our primary focus revolves around the importation of bulk non-ferrous commodities, including copper, nickel, and aluminum. Complementing this core, we also operate as a diversifiedbul k import trading company, dealing in frozen goods like seafood, beef, pork, chicken, as well as impor ted fruits and various other agricultural products.

Mining Projects.. The Rouge Mountain Mining Group, a subsidiary of the **HUMANOID INC** form erly Yasheng Group formerly, acorporation based in Arizona, United States, focuses on mining, explorat ion, and development activities. Its primary engagement is in acquiring and developing mineral prope rties, with a particularemphasis on gold, silver, and other minerals. The company is actively involved in exploring foradditional mineral resources in the United States, with a special interest in precious metals.

The company's progress is propelled by five principal factors:
1. Initiating cash flow through current operations and joint ventures.
2. Mining at the Plomosa Placer gold properties.
3. Expanding through the acquisition of additional rights.
4. Ongoing exploration, testing, and acquisition efforts.
5. Building a network for the development of new projects.
6. International trade in precious metals

The Plomosa Placer area, located in La Paz County near Quartzsite, is home to the Plomosa Placer property, which encompasses forty-eight placer claims at the southern end of the Plomosa Mountain Range. Rouge Mountain Mining Group holds full ownership of all these claims.Obtain mining license Yasheng Group's multifaceted operations demonstrate a commitment to innovation, sustainability, market leadership. Through its strategic initiatives in agriculture, biotechnology,and blockchain technology, the company continues to make significant contributions to the sectors itoperates in , driving forward the agenda of sustainable development and technological advancement.

Obtain mining license

List any subsidiaries, parent company, or affiliated companies.

Guazhou County Suoyang Site Organic Agriculture Co., Ltd

The Jiuquan Silk Road Mining Co Ltd

Jiuquan Suoyang City Silk Road Cultural Industry Co., LTD

Jove Therapeutics,Inc. (off balance sheet)

Hainan Yongsheng Environmental Technology Company

Xi'an Lanmei Biotechnology Co., LTD

Rouge Mountain Mining Group Corp

Yasheng Group LLC   (off balance sheet)

Yasheng Group (BVI) (off balance sheet)

Equity Art Corp Ltd   (off balance sheet)

The Company's headquarters is located at 710 Lakeway Drive , Suite 200 Sunnyvale , CA 94085

Issuer's Facilities 200 tons of Ginkgo flavonoids production line & Herbal CO2 Extraction production line &Dried fruit production line

History

After re-incorporated into the USA on March 6, 2004, **HUMANOID INC** formerly (HERB) on 15, 2021 entered intoan Agreement and Plan of Merger (the "Merger Agreement"),by and among itself and its wholly ownedsubsidiary, Yasheng Group, a Colorado corporation wherein Yasheng Group merged into its whollyowned subsidiary changing home state of jurisdiction of Yasheng Group from California to Colorado.No other changes to corporation occurred maintaining the same assets, management, bylaws, authorizedcapital and issued and outstanding shares. No actions were required to be taken by shareholders asresult of this change in venue. The change in domicile became effective June 21, 2021 witnessed inthe attached exhibit entitled "Statement of Merger" attached in the company's 8k filed with the SEC.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Yong Li,   Director
Mei P. Wu   Director, President/Secretary
Anxue Wang,   Director,
Tingwu Wei,   Director
Huirong Zhang, Executive Director, Treasurer
Darong liu,   Director
Manny Pacquiao,   Chairman of the Board (Philippines Operations)
Oliver Sumblingo Pauya,   Director

The Company currently has 255 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of   February 18, 2024 is as follows:

Ownership and Capital Structure

Stockholders With Above >5% Ownership

Mei P.Wu   5%+owner Sunnyvale, CA
10,358,915 Common 6.59%
Gansu Yasheng Salt Chemical Industrial Group Ltd 5%+owner Lanzhou Gansu
130,842,733 Common 83.2% (Huirong Zhang)

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common	800,000,000	157,165,783	N/A	N/A	Yes
Preferred	100,000,000	0	N/A	N/A	N/A

Options, Warrants and Other Rights

N/A

Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

* Yasheng Group has consolidated its balance sheet with its subsidiaries, who do have debt, however Yasheng has not guaranteed payment for these liabilities of its subsidiaries.

What other exempt offerings has the Company conducted within the past three years?

N/A

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

Both our common stock and preferred stock have voting power.

Convertible Notes

None

Debt

The parent company is debt fee. All debts shown on Company balance sheet are owed by subsidiaries on a consolidated basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

OPERATIONS

Cash and Cash Equivalents

The Company had $ 8,529,910 cash and cash equivalents on hand on December 31 2024. Referen ceattached financial statements for details.

Liquidity and Capital Resources

As at December 31, 2024, the Company sufficient liquidity and working capital on hand. Reference financial statements for details.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

HUMANOID INC
formerly Yasheng Group

Financial Statements

December 31, 2023
& December 31, 2024

HUMANOID INC formerly Yasheng Group

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

AUDITED

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of HUMANOID INC formerly Yasheng Group:

We have audited the accompanying consolidated balance sheets of HUMANOID INC formerly Yasheng Group and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HUMANOID INC formerly Yasheng Group and its subsidiaries as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Gansu Hongxin Accountants Ltd.

Gansu Hongxin Accountants Ltd.
Gansu, China
March 31, 2025

HUMANOID INC formerly Yasheng Group
Condensed Consolidated Balance Sheets

(In US Dollars)

	As at	
	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	8,529,910	6,077,285
Accounts receivable, net	1,505,951	1,276,229
Inventories	2,925,595	2,566,315
Prepaid and other current assets	828,396	690,330
Total current assets	13,789,852	10,610,159
Equity and other investments	3,421,445	2,715,500
Property, plant and equipment, net	136,607,826	136,245,372
Construction in progress	11,311,086	954,311
Intangible assets, net	125,117,655	124,223,325
Total assets	290,247,864	274,748,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	677,005	599,112
Due to related parties and accrued interest	1,755,275	1,730,841
VAT Tax payable	653,959	568,660
Current portion of long term debt	232,199	200,431
Other current liabilities	940,659	817,965
Total current liabilities	4,259,097	3,917,009
Long term payable	1,905,860	1,850,350
Total liabilities	6,164,957	5,767,359
Stockholders' equity:		
Common stock, US$1.00 par value		
800,000,000 shares authorized		
157,165,783 shares issued and outstanding	157,165,783	157,165,783
Accumulated other comprehensive income	125,012,796	110,566,113
Retained earnings	8,069,285	7,016,771
Total stockholders' equity	284,082,907	268,981,308
Total liabilities & stockholders' equity	290,247,864	274,748,667

The accompanying notes are an integral part of these consolidated financial statements.

HUMANOID INC formerly Yasheng Group
Condensed Consolidated Statements of Operations
(In US Dollars)

	As of	
	December 31, 2024	**December 31, 2023**
Net sales	24,148,381	21,136,832
Cost of goods sold	16,069,190	14,095,781
Gross profit	8,079,191	7,041,051
Operating expenses:		
Sales and marketing	779,872	700,180
General and administrative	99,652	80,131
Total operating expenses	879,524	780,311
Operating profit	7,199,667	6,260,740
Interest expense	- 5,054	- 4,554
Other income	874,672	760,585
Income before income tax expense	8,069,285	7,016,771
Income tax expense		
Net income	8,069,285	7,016,771
Basic earnings per share	0.051	0.034
Weighted average number of shares	157, 165,783	157, 165,783

The accompanying notes are an integral part of these condensed consolidated financial statements.

HUMANOID INC formerly Yasheng Group
Condensed Consolidated Statements of Cash Flows
(In US Dollars)

| | As of | |
	Dec 31, 2024	Dec 31, 2023
Cash flows from operating activities:		
Net income	8,069,285	7,016,771
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	459,197	395,860
Allowance for doubtful accounts	2,457,375	2,100,321
Changes in assets and liabilities:		
Accounts receivable	-1,454,901	-1,276,229
Inventories	-3,399,132	-3,566,315
Prepaid and other current assets	997,818	690,330
Accounts payable	-371,625	- 599,112
Tax payables	- 712,925	- 568,660
Accrued expenses and other current liabilities	-553,386	-421,335
Net cash provided by operating activities	5,491,706	3,771,631
Cash flows from investing activities:		
Purchase of assets	-2,752,600	-1,050,800
other investments	-375,115	-970,320
Net cash used in investing activities	-3,127,715	-2,021,120
Cash flows from financing activities:		
Issuance of common stock		
Dividens paid		
Payment on land		
Increase (decrease) in debt	-553,735	-430,998
Net cash provided by financing activities	-553,735	-430,998
Effect of exchange rate change on cash and cash equivalents	642,369	581,723
Net increase (decrease) in cash and cash equivalents	2,452,625	1,901,236
Cash and cash equivalents at beginning of period	6,077,285	4,176,049
Cash and cash equivalents at end of period	8,529,910	6,077,285
Supplemental Disclosures:		
Cash paid for interest	6,181	5,577
Cash paid for income taxes		

The accompanying notes are an integral part of these consolidated financial statements.

HUMANOID INC formerly Yasheng Group
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance as of December 31, 2024	157,165,783	284,082,907	125,012,796	290,247,864
Net income		8,069,285		8,069,285
Foreign currency translation				
Balance as of December 31, 2023	157,165,783	268,981,308	110,566,113	274,748,667
Net income		7,016,771		7,016,771
Foreign currency translation				
Balance as of December 31,2024	157,165,783	8,069,285	125,012,796	284,082,907
Balance as of December 31, 2023	157,165,783	7,016,771	110,566,113	268,981,308

The accompanying notes are an integral part of these consolidated financial statements.

HUMANOID INC formerly Yasheng Group
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization and nature of operations

HUMANOID INC formerly Yasheng Group(" The Company ") is a Colorado corporation U.S. company that conducts business operations in US , China,Philippine in four major segments: Mining, Agriculture & Biotechnology, Blockchain+ IoT, .The company's agriculture products in clude herbal medicine, herbal organic food, ginkgo, songaricum，betel nut, coconut, coffee, wolfberry, hemp, etc.Our products are exported t o 15 countries around the world,and 2875 Cooperative regions distribution agents. It also designs, develops and markets new technologies related to agriculture and genetic biology.

2.   Summary of significant accounting policies

(a)   Accounting standards

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with accounting principles generally accepted in the United States of America.

(b)   Fiscal year

The Company's fiscal year ends on the 31st of December of each calendar year.

(c)   Business combination

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter company balances and transactions have been eliminated.

(d)   Use of estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

2.   Summary of significant accounting policies - *continued*

(e)   Revenue recognition

We mainly sell food products. We recognize revenue when title and risk of loss are transferred to our customers. This generally happens upon delivery of our product.

(f)   Shipping and handling costs

The Company records outward freight, purchasing and receiving costs in selling expenses; inspection costs and warehousing costs are recorded as general and administrative expenses.

(g)   Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits held by banks, and securities with maturities of three months or less. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.

(h)   Inventories

Inventories are recorded using the weighted average method and are valued at the lower of cost or market.

(i)   Accounts receivable, net

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects the Company's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, the Company considers many factors in estimating its general allowance, including aging analysis, historical bad debt records, customer credit analysis and any specific known troubled accounts.

(j)   Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight- line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated on a straight-line basis over the life of the asset or the term of the lease, whichever is shorter. Major renewals and betterment are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated over their estimated useful lives as follows:

Types of PPE	Depreciation period Year	Residual rate(%)
Buildings and Improvements	40	1
Machinery & Equipment	10	3
Transportation	15	3
Office equipment and others	7	3

2.   Summary of significant accounting policies - *continued*

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.

(k) *Intangible assets*

Intangible assets consist of 30 years use right of Fruit vegetable franchise base and are recorded at cost. The cost of fruit vegetable franchise base use right was amortized over 20 years using the straight-line method.

(l)   Impairment of long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recover ability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future unaccounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(m)   Investments

Investments consist primarily of less than 20% equity positions in non-marketable securities and are recorded at lower of cost or

(n)   Foreign currency translation

The accompanying financial statements are presented in United States (US) dollars. The functional currency is the Renminbi (RMB). The financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Gains and losses resulting from foreign currency translation are recorded in a separate component of shareholders' equity. Foreign currency translation adjustments are included in accumulated other comprehensive income in the consolidated statements of shareholders' equity for the years presented.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

The spot exchange rate and averaged exchange rate are listed below:

Dec 30, 2024 Averaged exchange rate	Dec 31, 2023 Averaged exchange rate
7.1884	7.0827

2.   Summary of significant accounting policies - *continued*   HUMANOID INC
(

(o)   Income taxes

According to China's national tax policy, HUMANOID INC   and its all agricultural branches will gain China's national tax authority for tax exemption.

(p)   Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted average number of common and, if dilutive, potential common shares outstanding during the year. The Company has no potentially dilutive shares for the periods shown.

(q)   Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC.
Changing political climates in the PRC could have a significant effect on the Company's business.

(r)   Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of mainly the cumulative foreign currency translation adjustment.

The number -0 of other comprehensive income is due to the foreign currency translation.

(s)   Value added tax (VAT)

According to China's national tax policy, HUMANOID INC   and its all agricultural branches will gain China's national tax authority for tax exemption.

(t)   Recently Issued Accounting Standards

A.   Employee Welfare Fund: An amount equal to 14% of payroll is set aside by the Company for standard employee benefits. This fund is managed and controlled by the Company. All required payments current.

B.   Open Policy Pension: The Company pays to national and community insurance agents an amount equal to 20% of payroll. This insurance continues to cover the employee subsequent to retirement.

C.   Unemployment Insurance: The Company pays to the national employment administrative entities an amount equal to 1% of payroll. Any dismissed employee thereby receives a specified amount of family-support funds for a designated period.

D.   Housing Surplus Reserve: The Company pays to the national housing fund administrative entities an amount equal to 10% of payroll for deposit into the employees' future housing allowance accounts.

The aforesaid items are for employee's benefits and should be accounted for as the Company's expenses.

2.   Summary of significant accounting policies - *continued Recently Adopted Accounting Pronouncements*

In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of are porting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. .

In December 2011, the Financial Accounting Standards Board ("FASB") issued guidance enhancing disclosure requirements about the nature of an entity's right to offset and related arrangements associated with its financial instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. In January 2013, the FASB clarified that the scope of this guidance applies to derivatives, repurchase agreements, and securities lending arrangements that are either offset or subject to an enforceable master netting arrangement, or similar agreements. .

In February 2013, the FASB issued guidance on disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). This new guidance requires entities to present (either on the face of the income statement or in the notes to financial statements) the effects on the line items of the income statement for amounts reclassified out of AOCI.

In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of are porting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

Recent Accounting Pronouncements Not Yet Adopted

In March 2013, the FASB issued guidance on a parent's accounting for the cumulative translation adjustment upon de- recognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning December 31, 2014. We do not anticipate material impacts on our financial statements upon adoption.

In February 2013, the FASB issued guidance on disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). This new guidance requires entities to present (either on the face of the income statement or in the notes to financial statements) the effects on the line items of the income statement for amounts reclassified out of AOCI.

(u)   Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts payable, other liabilities, and short-term borrowings approximate their fair value due to the short-term maturity of these instruments. Long term debt approximates fair value as its interest rates approximates market interest rates .

3.   Accounts receivable

Accounts receivable are recognized and carried at original invoice amount outstanding less an allowance for doubtful accounts.

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balances.

We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence.

4.   Inventories

The major classes of inventory: raw materials, packaging materials, products in process, finished goods, stocks, low-value consumable goods, materials in transit as well as others.

5.   Property, plant and equipment & depreciation

The major classes of property, plant and equipment include building and improvements, machinery and equipment, transportation facilities, agricultural facilities, etc. They are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

6.   China contribution plan

The Company's subsidiaries in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company's subsidiaries to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

7.   Profit appropriation

Pursuant to the laws applicable to Foreign Investment Enterprises, each of the Company's subsidiaries in China must   make appropriations from its after- tax profit to non-distributable reserve funds as determined by the Board of Directors. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund.

8.   Concentration of risks

The operations of the Company are substantially located in the US , China, Philippine and accordingly, investing in the shares of the Company is subject to among others, the PRC's political, economic and legal risks.

9.   Income taxes

The Company and all of its agricultural subsidiaries are exempt from income taxes in the US, PRC, .Philippine.

10.   Debt

The Company obtains secured lending from the banks using the following two types of arrangements, collateral and guarantee. Collateral is loans secured against the assets of the **HUMANOID INC**, while guarantee is loans provided with the guarantee from a third party.

11.   Employee benefit plans

The Company provides the following benefits for all employees

E.   Employee Welfare Fund: An amount equal to 14% of payroll is set aside by the Company for standard employee benefits. This fund is managed and controlled by the Company. All required payments current.

F.   Open Policy Pension: The Company pays to national and community insurance agents an amount equal to 20% of payroll. This insurance continues to cover the employee subsequent to retirement.

G.   Unemployment Insurance: The Company pays to the national employment administrative entities an amount equal to 1% of payroll. Any dismissed employee thereby receives a specified amount of family-support funds for a designated period.

H.   Housing Surplus Reserve: The Company pays to the national housing fund administrative entities an amount equal to 10% of payroll for deposit into the employees' future housing allowance accounts.

The aforesaid items are for employee's benefits and should be accounted for as the Company's expenses

12.   Subsequent Events

            The Company authorized preferred shares and resolved to pay a preferred dividend to its common shareholders (pro rata) so that every owner is to receive 1 preferred share for each 10 common shares owned on a record date of March 7, 2023. March 31, 2023 was set as the payment date. However, the dividend will not be announced by FINRA. The Company is considering paying the dividend since a lack of announcement is not a prohibition against paying the dividend and the Company provided FINRA the required 10 days notice prior to the established record date.

On 12/19/2024 the company changed its name to HUMANOID INC in anticipation of upcoming material events to be announced this year.